SUPPLEMENT NO. 1
                                       TO
                          OFFER TO PURCHASE FOR CASH OF
                               UP TO 18,611 UNITS
                                       OF
                             ML MEDIA PARTNERS, L.P.
                              FOR $750.00 PER UNIT
                                       BY
                      MADISON LIQUIDITY INVESTORS 104, LLC
                      MADISON/OHI LIQUIDITY INVESTORS, LLC


 -------------------------------------------------------------------------------

  THE OFFER,  WITHDRAWAL  RIGHTS AND PRORATION  PERIOD WILL EXPIRE AT 5:00 P.M.,
     EASTERN STANDARD TIME ON MARCH 5, 1999, UNLESS THE OFFER IS EXTENDED.

 -------------------------------------------------------------------------------

     The Purchaser, Madison Liquidity Investors 104, LLC, hereby supplements its offer to purchase up to 18,611 Units of ML Media Partners, L.P. upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 1998, and Amendments No. 1, 2 and 3 thereto and in this Supplement No. 1. Capitalized terms used but not defined in this Supplement No. 1 shall have the meanings ascribed to them in the Offer to Purchase.

     THE COVER PAGE AND INTRODUCTION SECTION OF THE OFFER TO PURCHASE ARE AMENDED AND SUPPLEMENTED AS FOLLOWS:

Madison Liquidity Investors 104, LLC (the "Purchaser")(1) hereby seeks to acquire limited partnership interests (the "Units") in ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"). The Purchaser hereby offers to purchase up to 18,611 Units at $750.00 per Unit (the "Purchase Price"), in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after November 23, 1998 (the "Offer Date"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer will expire at 5:00 p.m., Eastern Standard Time on March 5, 1999 or such other date to which this Offer may be extended (the "Expiration Date"). The Units sought pursuant to the Offer represent 9.9% of the Units outstanding as of September 25, 1998. Neither Media Management Partners, the General Partner of ML Media Partners, L.P. (the "General Partner"), nor ML Media Partners, L.P. or their respective affiliates or subsidiaries are parties to this Offer.

Unitholders are urged to consider the following factors:

     - Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Units over the remaining term of the Partnership. In this regard, Unitholders should note that the Partnership has announced the sale of its Anaheim, California radio stations and on January 28, 1999 consummated the sale of its interests in Wincom Broadcasting Corporation ("Wincom"). Wincom owns all of the outstanding stock of Win Communications, Inc., which owns and operates radio station WQAL-FM in Cleveland, Ohio. In accordance with the Wincom sale, the Partnership has stated that "[d]istributions of the remaining proceeds from the sale of the Station will be made to partners of record as of January 28, 1999, in accordance with the terms of the Partnership's Partnership Agreement. It is expected that such distribution of net sales proceeds will be made by the end of the first quarter of 1999." Reference should be made to the Form 8-K filed on January 29, 1999 by the Partnership for further details of the transaction.

     - Although not necessarily an indication of value, the $750.00 purchase price per Unit is 11% higher than the $675.00 weighted average selling price for the Units (as adjusted for typical commissions), as reported by The Partnership Spectrum, an independent, third-party source. As further reported by The Partnership Spectrum during the two month period ended November, 1998, there were 10 trades conducted representing an aggregate of 614 Units sold or transferred. Because the gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices, the Purchaser cannot, and does not, know whether the information compiled by The Partnership Spectrum is accurate or complete.

     - The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $750.00 per Unit, the Purchaser is motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interests of the Unitholders in receiving the highest price for their Units.


--------
     (1) For purposes of the applicable securities laws, the Purchaser's sole member and funding source, Madison/OHI Liquidity Investors, LLC ("Madison/OHI"), has been added as a co-bidder to this offer. As such, references in this Offer to the "bidder" may be deemed to include Madison/OHI. However, the purchaser of the Units will be Madison Liquidity Investors 104, LLC.

     - The net asset value of the Units, as disseminated by the General Partner, is $1,150.00 per Unit, which is more than the Offer Price. However, the Purchaser believes that the net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value, depending on several factors. The General Partner estimates net asset value based on a hypothetical sale of all of the Partnership's assets, as of a hypothetical date, and the distribution to the Limited Partners and the General Partner of the gross proceeds of such sales, net of related indebtedness. Additionally, the net asset value estimate prepared by the General Partner does not take into account (i) future changes in market conditions, (ii) timing considerations or (iii) unforeseeable costs associated with winding up the Partnership.

     - After the consummation of the Offer, and unless otherwise prohibited, the Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unitholders.

     - In the event that a total of more than 18,611 Units are tendered, the Purchaser may accept only a portion of the Units tendered by a Unitholder on a pro rata basis.

     - The eventual transfer of all tendered Units is subject to the final approval of the Partnership or General Partner and is subject to its discretion.

     The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with secondary market sales. Unitholders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchaser.

INTRODUCTION

To the Unitholders of ML Media Partners, L.P.:

                                  INTRODUCTION

     The Purchaser hereby offers to purchase up to 18,611 of the outstanding units of limited partnership interest ("Units"), representing approximately 9.9% of the Units outstanding, in ML Media Partners, L.P. (the "Partnership") at a purchase price of $750.00 per Unit, in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after November 23, 1998 (the "Offer Date"), upon the terms and subject to the conditions set forth in the Offer. The Offer will expire at 5:00 p.m., Eastern Standard Time, on March 5, 1999, or such other date to which this Offer may be extended (the "Expiration Date"). The Offer is not conditioned on any aggregate minimum number of Units being tendered. The transfer of all tendered Units is subject to the approval of the Partnership and/or the General Partner. Unitholders who tender their Units will not be obligated to pay any brokerage commissions in connection with the tender of Units.

     For further information concerning the Purchaser, see Section 12 below and Schedule "I".

Establishment of the Offer Price

     The Purchaser has set the Offer Price at $750.00 per Unit, in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after November 23, 1998.

     The Purchaser established the Offer Price based on the General Partner's net asset value of $1,150.00 per Unit and the Purchaser's own analysis that concluded the value of the Partnership Units could be as high as $1,409.47. The Purchaser conducted internal analysis on the Partnership based on the September 30, 1998 quarterly report filed on Form 10-Q and annual report on Form 10-K for the period ending December 31, 1997. The Purchaser estimated cash flow on the Partnership's share of the Century ML Cable System for the year ended December 31, 1998 at $20,549,750, the Purchaser applied a gross multiple of 6.79 times this cash flow which yielded an estimated value of $139,532,800. From this estimated value, the Purchaser subtracted the Partnership's share of the mortgage debt on the Century ML Cable System of $50,000,000 to arrive at an estimated net value of $89,532,800. The Purchaser estimated cash flow on the Partnership's WEBE-FM Radio Station and WICC-AM Radio Station for the year ended December 31, 1998 at $4,320,363, the Purchaser applied a gross multiple of 10.11 times this cash flow which yielded a value of $43,678,870. The Purchaser assumed the Partnership will receive 90% of the contracted sales amounts of the Wincom WQAL-FM Radio Station and KORG-AM/KEZY-FM or a total of $73,215,000 and subtracted indebtedness of $2,993,138 on the Wincom WQAL-FM Station for a total value of $70,221,862. The Purchaser then added the net cash of the Partnership as of September 30, 1998 and subtracted the General Partner's share of sales and refinancing proceeds to arrive at an estimated total value of $264,971,979 or $1,409.47 per Partnership Unit. The Purchaser believes that the cash flow multiples utilized in these estimates are within a range of multiples currently employed in the marketplace for radio stations and cable systems of this size, quality and location. Therefore, based on the General Partner's net asset value range and the Purchaser's own internal analysis, the Purchaser concluded the net asset value of the Partnership to be a range of $1,150.00 per Unit to $1,409.47 per Unit.

     The Purchaser's Offer Price represents a discount range of 34.8% to 46.8% to the Purchaser's estimated net asset value range of $1,150.00 to $1,409.47 per Unit. The Purchaser chose the Offer Price based primarily on the motivation to establish the lowest price which might be acceptable to Unitholders consistent with the Purchaser's objectives. In addition, the Purchaser took into account the lack of liquidity, lack of control over the Partnership and certain tax considerations in establishing the Offer Price.

     The net asset value of the Units, as disseminated by the General Partner, is $1,150.00. However, the Purchaser believes that the net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors. The Purchaser does not propose that the Offer Price represents the fair market value of the Units.

     As the Purchaser has had no access to the books and records of the Partnership, it has based its analysis upon publicly available information and its own investigation and analysis. The Offer Price is not the result of arm's length negotiations between the Purchaser and the Partnership.

     The Offer Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

Additional Factors to Consider When Tendering.

     The Purchaser believes that the following are potentially beneficial aspects of the Offer that should be considered when deciding whether or not to tender Units:

     - The Partnership has announced the sale of its Anaheim, California radio stations, and the previously announced sale of the Partnership's interests in Wincom was consummated on January 28, 1999. Wincom owns all of the outstanding stock of Win Communications, Inc. ("Win") which owns and operates radio station WQAL-FM serving Cleveland, Ohio. The Partnership has stated that "[d]istributions of the remaining proceeds from the sale of the Station will be made to partners of record as of January 28, 1999 in accordance with the terms of the Partnership's Partnership Agreement. It is expected that such distribution of net sales proceeds will be made by the end of the first quarter of 1999." Reference should be made to the Form 8-K filed by the Partnership on January 29, 1999 for further details of the transaction.

     - Moreover, the Partnership has disclosed in its November 9, 1998 Quarterly Report on Form 10-Q that the Partnership "continues its efforts to enter into agreements to sell its remaining investments in media properties; however due, to changing market conditions, it may not be prudent to enter into such agreements at the present time."

     - The Partnership has also disclosed in its November 9, 1998 Quarterly Report on Form 10-Q "the related claims against the Registrant [i.e. the Partnership] for indemnification, other costs and expenses related to such litigation, and the involvement of management, will adversely affect (a) the timing of the termination of the Registrant [i.e. the Partnership], (b) the amount of proceeds which may be available for distribution, and (c) the timing of the distribution to the limited partners of the net proceeds from the liquidation of the Registrant's [Partnership's] assets."

     - For Unitholders who sell their Units in accordance with this Offer, 1999 will be the final year for which you receive a K-1 Tax Form from the Partnership assuming that the transfer of your Units is effectuated by the General Partner in 1999. Many investors who have tax professionals prepare their taxes find the cost of filing K-1s to be burdensome, particularly if more than one limited partnership is owned. Although the General Partner has disclosed that the Partnership has entered into sales of three of the Partnership's assets, the
          Partnership has yet to enter into sales agreements for the Partnership's 50% interest in the C-ML joint venture that owns a cable system in Puerto Rico. The Partnership is under no obligation to liquidate before December 31, 2011 and at the very least will continue to exist for a minimum of two years after the closing of the sale of Wincom to Chancellor Media per the above-described Stock Purchase Agreement.

     - The decision to accept the Offer eliminates the potential uncertainty related to waiting for future distributions of sales and final liquidation proceeds. Furthermore, by selling the Units for cash now, the Unitholder would enjoy the ability to redeploy investment assets into alternative and more liquid investments.

     - The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with secondary market sales. Unitholders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchasers.

     SECTION 10 OF THE OFFER TO PURCHASE IS HEREBY AMENDED AND  SUPPLEMENTED  AS
FOLLOWS:

Section 10.  The Business of the Partnership

     Information included herein concerning the Partnership is derived exclusively from the Partnership's publicly-filed reports. ML Media Partners, L.P. (the "Partnership") was formed under the Delaware Uniform Limited Partnership Act of February 1, 1985. The Partnership was formed to acquire, finance, hold, develop, improve, maintain, operate, lease, sell, exchange, dispose of and otherwise invest in and deal with media businesses and direct and indirect interests therein. Media Management Partners (the "General Partner") manages the Partnership. The General Partner is not affiliated with the Purchaser. The General Partner's principal offices are located at World Financial Center, South Tower, 225 Liberty Street, New York, New York 10080. Its telephone number at that address is (800) 288-3694.

     The Partnership's investment portfolio that is not currently under contract to be sold (as reported in its most recent filing on Form 10-Q filed on November 9, 1998) as of September 25, 1998 consists of a 50% interest in a joint venture (the "Venture"), which owns 100% of the stock of Century-ML Cable Corporation ("C-ML Cable"), which owns and operates two cable television systems in Puerto Rico and an FM (WEBE-FM) and AM (WICC-AM) radio station combination in Bridgeport, Connecticut.

     The Partnership disclosed in a Current Report on Form 8-K dated and filed with the Securities and Exchange Commission on January 29, 1999, that the stock purchase agreement entered into by the Partnership to sell the stock of Wincom Broadcasting Corporation ("Wincom") to Chancellor Media Corporation ("CMC") for $51,250,000, subject to certain adjustments was consummated on January 28, 1999. At closing, an escrow account in the amount of $2.5 million was established with respect to indemnification claims that may be made by CMC for a period of two years after the closing, with $1.5 million of this escrow, less any claims previously asserted, to be released on December 31, 1999.

     In connection with the Stock Purchase Agreement, CMC and WIN Communications, Inc. ("WIN"), a company whose stock is solely owned by Wincom, entered into a Time Brokerage Agreement, pursuant to which WIN will make substantially all of the time on the radio station owned by WIN (WQAL-FM in Cleveland, Ohio) available to CMC in exchange for a monthly payment by CMC to WIN.

     The Partnership also disclosed in its November 9, 1998 filing on Form 10-Q that it had entered into an Asset Purchase Agreement with Citicasters Co. pursuant to which the Partnership agreed to sell substantially all of its assets used in the operations of radio stations KEZY-FM and KORG (AM) in Anaheim, California for $30,100,000 subject to a proration of items of income and expenses as of the closing.

     Additionally, in June 1998, the Partnership, through the Venture, consummated the sale of an FM (WFID-FM) and AM (WUNO-AM) radio station combination and a background music service in San Juan, Puerto Rico ("C-ML Radio").

     Additional information concerning the Partnership and its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available on the Commission's EDGAR System, at its internet website at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois.

     For  additional   information,   please  see  the  discussion  above  under
Introduction - "Establishment of the Offer Price."

     SECTION 12 OF THE OFFER TO PURCHASE IS HEREBY AMENDED AND  SUPPLEMENTED  AS
FOLLOWS:

Section 12. Certain Information Concerning the Purchaser.

     Set forth below is certain unaudited financial information with respect to the Madison Liquidity Investors 104, LLC's sole member and funding source, Madison/OHI Liquidity Investors, LLC ("Madison/OHI").

                           Consolidated Balance Sheet
                                November 30, 1998

                                     Assets


     Cash                                              $  459,290
     Investment in limited partnerships                 2,092,152
     Other Assets                                          29,004
                                                       ----------

     Total Assets                                                    $2,580,446
                                                                     ==========

                         Liabilities and Members' Equity

     Liabilities:
              Accounts payable and accrued expenses    $  227,859
              Notes payable                             1,048,825
              Advances from affiliates                  1,149,201
                                                       ----------
                      Total Liabilities                              $2,425,885

     Members' Equity                                                    154,561
                                                                     ----------

     Total Liabilities and Members' Equity                           $2,580,446
                                                                     ==========

On October 2, 1998, Madison/OHI entered into a revolving credit facility with a lender to finance its investment operations. The revolving credit facility is committed through September 30, 2005 and it allows for maximum borrowings of $30,000,000 through October 20, 2003 and $25,000,000 after this date. Borrowings under the credit facility are collateralized by the Company's investments and eight percent of the total borrowings are guaranteed by the personal guarantees of the Company's members.

Borrowing under the credit facility accrues interest at rates of up to sixteen percent per annum simple interest (or of fifteen percent per annum simple interest for borrowings financing designated investments). Principal advances and accrued interest are repayable from the proceeds of the liquidation or sale of the investments following liquidation or sale events. In addition, a portion of the total accrued interest is payable quarterly at the rate of 9% per annum simple interest. Such quarterly interest payments are due in cash for designated investments and the required payments may be financed with an additional principal advance by the lender for the other designated investments.

Additional proceeds of sales or liquidations of the investments are required to be placed in a cash collateral account which will be equal to ten percent of the unpaid balance of the loan.

Total interest expense incurred for the period ended November 30, 1998 was $18,698. There were no cash payments for interest expense during this period.

     SECTION 13 OF THE OFFER TO PURCHASE IS HEREBY AMENDED AND  SUPPLEMENTED  AS
FOLLOWS:

Section 13. Source of Funds.

     The Purchaser expects that approximately $13,958,250.00 would be required to purchase up to the 18,611 Unit maximum of the outstanding Units, if tendered, and an additional $200,000.00 may be required to pay related fees and expenses. The Purchaser anticipates funding all of the purchase price and related expenses through existing equity sources and/or borrowing facilities. It is expected that the Purchaser will obtain its funding from its sole member, Madison/OHI, which in turn has represented that it intends to utilize its existing capital sources. The Offer is not contingent on obtaining financing.

     The following is a summary description of the existing credit facility (the "Facility") provided for the benefit of the Purchaser, pursuant to the Loan Agreement, dated as of October 2, 1998 (the "Loan Agreement"), among Madison/OHI Liquidity Investors, LLC, as borrower, and Omega Healthcare Investors, Inc., as the lender (the "Lender"). This summary description does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, a copy of which has been filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the Commission.

     Pursuant to the Loan Agreement, the Lender has made available to the Purchaser a revolving credit facility of up to $30 million at any one time outstanding, which amount is reduced to $25 million after the fifth (5th) anniversary of the first funding date, October 20, 2003. Loans under the Facility (the "Loans") may be utilized to finance certain permitted investments. The Facility matures on the earlier of the seventh (7th) anniversary of the first funding date, October 20, 2005, or the date upon which the Lender duly accelerates the due date of all unpaid principal and interest owed by the Borrower to the Lender.

     Loans bear interest, at rates ranging from 9% per annum to 16% per annum, based on various classifications made under the Loan Agreement. As of the date hereof, the Purchaser currently has made three draw downs aggregating $4.1 million under the Facility.

     The Purchaser is obligated to pay a fee on the unused portion of the Facility. Such unused fee is payable quarterly in arrears and calculated based on the actual number of days elapsed over a 365 day period. The quarterly unused fee is required to be paid in an amount equal to twenty-five percent (25%) of the product obtained by multiplying (a) one-eighth (1/8) of one (1) percent (i.e. 12-1/2 basis points) by (b) the amount by which $30 million exceeds the average outstanding principal balance of the Loan during the three (3) month period beginning December 1, 1998 and ending February 28, 1999, and each successive quarter thereafter until the Lender is no longer obligated to make advances on the Loan pursuant to the Loan Agreement.

     The Loans are subject to mandatory prepayment only to the extent that the aggregate outstanding principal amount of the Loans on any day exceeds the amount of the Facility then in effect. Voluntary prepayments of the Loans and voluntary reductions of the Facility are permitted, in whole or in part, at the option of the Purchaser in minimum principal amounts, without premium or penalty, subject to reimbursement of certain of the Lender's costs under certain conditions.

     The Purchaser's obligations under the Facility have been guaranteed by limited personal guarantees of the managing directors of the Purchaser, Bryan E. Gordon and Ronald M. Dickerman.

     The Facility contains representations and warranties, conditions precedent, covenants, events of default and other provisions customarily found in similar transactions.

     SCHEDULE I TO THE OFFER TO PURCHASE IS HEREBY AMENDED AND  SUPPLEMENTED  AS
FOLLOWS:

                                   SCHEDULE I

                 THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

Madison Liquidity Investors 104, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman that was organized for the purpose of acquiring Units in the Partnership as well as Units in certain other partnerships, some of which are also sponsored by the Partnership's General Partner. The Purchaser's sole member is Madison/OHI which is an affiliate of The Madison Avenue Capital Group LLC (all three entities may collectively be referred to as "Madison"). The names of the managing directors of the Purchaser, Madison/OHI and The Madison Avenue Capital Group, LLC and their principal occupations and five year employment histories are set forth below. Each individual is a citizen of the United States. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

Madison/OHI Liquidity Investors, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman, both of whom are managing directors of the limited liability company. Madison/OHI is the sole member of the Purchaser and, as further described in Section 13 to this Offer to Purchase, is the primary funding source for the Offer. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

The Madison Avenue Capital Group, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman. Madison is an investment management boutique with a value investing philosophy. Madison invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. Madison and its affiliates have over $270 million in committed capital. To date, over 45,000 limited partners nationwide in over 250 limited partnerships have sold their units to Madison and its affiliates. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

Bryan E. Gordon is a Managing Director of the Purchaser as well as being a Managing Director of The Madison Avenue Capital Group, LLC. Prior to co-founding predecessor entities to The Madison Avenue Capital Group, LLC in January 1995, Mr. Gordon had 13 years of experience in the investment banking and management consulting fields, with an emphasis on real estate and corporate finance. Mr. Gordon has extensive experience with equity and debt financings, mergers and acquisitions, roll-up and formation transactions, and restructurings of limited partnerships, REITs, corporations and joint ventures. Mr. Gordon's experience includes: seven years in the Real Estate and Partnership Finance Groups at Smith Barney, Inc.; two years in the Investment Banking Division of Bear, Stearns & Co. Inc.; one year in the Real Estate and Partnership Finance Group at EF Hutton & Company; and three years in management consulting with Tillinghast/Towers, Perrin, Foster & Crosby. Mr. Gordon earned an MBA from Columbia University's Graduate School of Business and a BSE from the Wharton School of the University of Pennsylvania.

Ronald M. Dickerman is a Managing Director of the Purchaser as well as being a Managing Director of The Madison Avenue Capital Group, LLC. Prior to co-founding predecessor entities to The Madison Avenue Capital Group, LLC in January 1995, Mr. Dickerman had 14 years of experience in the analysis, acquisition, financing, management, and disposition of income-producing real estate. In 1991, Mr. Dickerman founded First Equity Realty Corp., a real estate investment firm specializing in the acquisition of multi-family properties from financial institutions, utilizing a value-added approach. From 1987-1991, Mr. Dickerman was an investment banker in the Partnership Finance Group of Smith Barney, Harris, Upham & Co., Inc. His responsibilities included the origination, analysis, structuring, acquisition, asset management, disposition and marketing of real estate and other limited partnerships. Mr. Dickerman earned an MBA from Columbia University's Graduate School of Business and a BA from Tufts University.